BALCOR/COLONIAL STORAGE INCOME FUND - 86
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190
                                 March 7, 1996

Dear Investor:

     As you know, on January 25, 1996 Public Storage, Inc. ("PSI") announced an unsolicited offer to purchase up to 64,226 (25%) of the outstanding limited partnership interests ("Units") in Balcor/Colonial Storage Income Fund - 86 (the "Partnership") for a price of $200 per Unit. In our letters to you dated February 7, 1996 and February 23, 1996, we informed you that we were expressing no opinion and remaining neutral with respect to PSI's offer. We want to provide you with an update on the status of negotiations regarding the sale of the Partnership's properties as discussed in our February 23 letter.

     In that letter, we informed you that the Partnership had received a non-binding proposal from Storage Trust Realty ("STR") to purchase all of the Partnership's properties for a purchase price of $61 million, and that the General Partners were evaluating such proposal and soliciting competing offers from other prospective purchasers. The General Partners have received several additional preliminary offers and a subsequent preliminary offer from STR. After a review of these proposals, the General Partners have selected STR's subsequent offer for $67.1 million.

     Accordingly, the General Partners have entered into a binding purchase contract with STR to sell all of the Partnership properties for $67.1 million. The binding purchase contract provides, among other things, that (i) the sale will be closed on May 15, 1996, subject to extension to not later than July 15, 1996 as necessary to obtain investor approval (see discussion below), (ii) STR will be responsible for all closing and transaction costs other than professional fees and commissions, (iii) STR will deposit 5% of the purchase price as earnest money and (iv) the Partnership will pay a "break up" fee equal to 2% of the STR purchase price plus one-half of STR's out of pocket expenses for title examination, survey and environmental assessments if (a) the purchase contract is terminated under certain circumstances and (b) within 150 days after the termination of the purchase contract, a sale of the Partnership's properties to a party other than STR is consummated or a sale of 40% or more of the Units is completed to a party other than STR (excluding sales to PSI pursuant to its offer). The General Partners estimate that, if the sale to STR is consummated and if no adjustments to the purchase price are made (see discussion below), such sale (together with the distributable cash in the Partnership) would result in a liquidating distribution to the limited partners of approximately $255 per Unit, after deducting professional fees, commissions and dissolution expenses. However, even in the event such sale is consummated, there can be no assurance that this level of liquidating distribution will actually be paid to the limited partners.

     Please note, however, that the sale of the Partnership's assets to STR is contingent upon, among other things, the completion of STR's satisfactory review of survey, title and environmental matters with respect to the Partnership's properties. Pursuant to the purchase contract, the results of such review may cause adjustments to the final purchase price or, in certain events, could result in the termination of the purchase contract.
Additionally, the partnership agreement of the Partnership requires the approval of the holders of a majority of the outstanding Units for any such sale. Therefore, there can be no assurances that any such sale will ultimately be completed.

     The General Partners are currently in the process of preparing a proxy solicitation to obtain the necessary investor approval. If limited partner approval is obtained, and the assets are sold to STR, the Partnership will be dissolved.

     Finally, as you may recall, in our letter dated February 7, 1996, we provided you with certain information regarding the Valuation Counselors Group and Darby & Associates, Joint Venture ("Darby") preliminary estimate of the value of a Unit. In addition to the information regarding the assumptions used by Darby in the February 7 letter, the General Partners believe that you may find the information contained in the attached excerpts from the Darby report useful. As you can see, the attached excerpts summarize the valuation methodology and numbers that were used by Darby in arriving at the conclusion that the value of a Unit is $280. In evaluating such information, please keep in mind that the Darby value is not intended to be a current liquidation value; rather, it is a 5 year projection which includes projected distributions of cash flows, and therefore, may be affected by changing market conditions, economic factors, interest rates and unforeseen events. If you would like a full copy of the Darby report, please contact your General Partners and one will be provided to you at no charge.

     Under the terms of PSI's offer, PSI cannot purchase any tendered Units prior to March 12, 1996. If you wish to withdraw any Units tendered to PSI at any time prior to 5:00 p.m., E.S.T., on March 12, 1996, you may do so by complying with the withdrawal procedures set forth in the PSI offer, an excerpt of which was attached to our February 23, 1996 letter and, for your convenience, is also attached to this letter.

     Your General Partners will continue to act in the manner that they believe to be in the best interests of the Partnership and the limited partners.

Very truly yours,                            Very truly yours,

/s/James R. Pruett                           /s/Thomas E. Meador

James R. Pruett, President                   Thomas E. Meador, Chairman
Colonial Storage 86, Inc.                    Balcor Storage Partners - 86

  Excerpts From "Offer to Purchase for Cash Up to 64,226 Limited Partnership Interests of Balcor/Colonial Storage Income Fund - 86, at $200 Per Interest by
                            Public Storage, Inc."

Withdrawal Rights

     Except as otherwise provided in the Offer, all tenders of Interests pursuant to the Offer are irrevocable, provided that Interests tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Tenders of Interests not accepted for payment by the Company pursuant to the Offer may also be withdrawn at any time after March 24, 1996.

     For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Interests to be withdrawn, the number of Interests to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. The signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution (a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program).

     If acceptance for payment of, or payment for, Interests is delayed for any reason or if the Company is unable to accept for payment, or pay for, Interests for any reason, without prejudice to the Company's rights under the Offer, tendered Interests may be retained by the Depositary on behalf of the Company and may not be withdrawn except to the extent that tendering Interest Holders are entitled to withdrawal rights as set forth herein, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

     All questions as to the form and validity (including timeliness of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. Neither the Company, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

     Any Interests properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Interests may be re-tendered, however, by following any of the procedures described in the Offer at any time prior to the Expiration Date.

Back Cover of Offer to Purchase

     The Letter of Transmittal and any other required documents should be sent or delivered by each Interest Holder to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

                       The First National Bank of Boston
             By Mail               By Hand        By Overnight Courier
        The First National    BancBoston Trust     The First National
             Bank of         Company of New York         Bank of
              Boston             55 Broadway             Boston
       Shareholder Services       3rd Floor        Corporate Agency &
          P.O. Box 1872      New York, NY 10006      Reorganization
       Mail Stop 45-01-19                           150 Royall Street
         Boston, MA 02105                          Mail Stop 45-01-19
                                                    Canton, MA 02021


     Any questions about the Offer to Purchase may be directed to be Soliciting Agent at its telephone number set forth below:

                    The Soliciting Agent for the Offer is:
                               The Weil Company
                                (800) 478-2605

     Any requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Company at its address and telephone number set forth below:

                             Public Storage, Inc.
                     600 North Brand Boulevard, Suite 300
                        Glendale, California 91203-1241
                                (800) 421-2856
                                (818) 244-8080

                           VALUATION OF THE EQUITY CASH FLOWS

As of December 31, 1995, the General Partner adopted a current strategy to terminate the Partnership at year-end 2000. Prior to December 31, 1995, the valuation of a Limited Partnership Interest was based on a ten-year moving period. This change results in a minor reduction in the value of a Limited Partnership Interest.

The fair market value of the Equity Cash Flows is equal to the sum of the present values of the Operating Cash Flows and the Sales Proceeds. The General Partner has prepared individual cash flows for each property based on a termination of the Partnership year-end 2000. The projected Operating Cash Flows from the properties are increased 4% annually (a reduction from 5% used in 1988) and have been discounted at an annual rate of 10.00% to a net present value. The Agreement calls for the General Partner to receive 10% of the Operating Cash Flows and the remaining 90% is Limited Partnership Interests. The General Partners share, however, is subordinated to the Limited Partners preferred cumulative rates.

Sales Proceeds are calculated on the basis of a 10.00% capitalization rate for the year-end 2000, adjusting for a 3% sales commission and a 4% escalation rate.. The net proceeds from the sale have been discounted at an annual rate of 10.00% to a net present value.

For the purpose of this valuation we have included:

A summary of the Equity Cash Flows as of December 31, 1995, is as follows:

                  Taxable &       General
                 Tax Exempt       Partner       Total
                 ----------       -------      -------
Operating Cash
  Flows         $25,162,482    $        0  $25,162,482

Sales Proceeds   45,238,114             0   45,238,114
                 ----------     ---------   ----------
Total           $70,400,596    $        0  $70,400,596

                              CONCLUSION OF VALUE

Based on the various analyses of the components of the Partnership's Interests presented in this report, our conclusions of value are summarized in the following Schedule C.

                                  SCHEDULE C

                      SUMMARY OF FAIR MARKET CALCULATION
                               DECEMBER 31, 1995

                          Taxable &    General
                         Tax-Exempt    Partner         Total
                         ----------    -------         -----
Cash:
  Working Capital/      $2,754,227           0    2,754,227
  Undistributed NCR (1)          0           0            0
  Fund Admin Expenses   (1,768,535)          0   (1,768,535)
                        -----------  ---------   -----------
                          $985,692  $        0     $985,692
                        -----------  ---------   -----------
Present Value of Equity
 Cash Flows:
  Operating Cash
   Flows (1)             25,162,482          0    25,162,482
  Sales Proceeds         45,238,114               45,238,114
                         ----------  ---------    ----------
                        $70,400,596 $        0   $70,400,596
                         ----------  ---------    ----------
Offering Expenses           640,250                  640,250

Total Value of Assets   $72,026,538
                         ----------
Number of Interest          256,904
                            -------
Value Per Interest          $280.36
                            -------
               Rounded      $280.00
                            -------
Adjusted Original Capital   $250.00
                            -------


(1) Current fund distributions are falling short of the L/P's cumulative preferred return rate, and are projected to continue to fall short such that cumulative return deficiencies will prohibit the GP from receiving its 10% share of NCR.